Geological and Petroleum Engineering Consultants

Executive Officers and Managers
K.H. Crowther*, B.S., P.Eng., President	D.J. Carsted, CD, B.Sc., P.Geol., Manager, Geoscience
R.K. MacLeod*, B.S., P.Eng., Executive Vice-President	G.D. Robinson, B.Sc., P.Eng., Manager, Engineering
R. Cech*, M.Sc., P.Eng., Senior Vice-President	B.F. Jose, M.Sc., P.Geoph.
K.P. McDonald, C.A., Controller	C.M.F. Galas, Ph.D., P.Eng.
S.W. Pennell, B.Sc., Eng.
F.P.R. Williams, B.Eng., P.Eng.
*Director	D.W. Woods, B.Ed., B.Sc., P.Eng.

Ref.: 3129.70314

Via E-mail: daveb@austral-pacific.com	May 11, 2005

Mr. Dave Bennett
Chief Executive Officer
Austral-Pacific Energy Limited
284 Karori Road
PO Box 17-258
Wellington, New Zealand

Re:     Consent

Dear Mr. Bennett:

As independent petroleum engineers, we hereby consent to the use by Austral-Pacific of the information contained in our report dated April 30, 2005 and entitled “Evaluation of the Oil and Gas Reserves and Contingent Resources of Austral-Pacific Energy Limited in the Cheal and Cardiff Fields of New Zealand (As of April 30, 2005)”.

RC:dmm	Sincerely, Rudolf Cech, P.Eng. Senior Vice-President

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